

July 9, 2020

Ellen Johnson
Chief Financial Officer
Interpublic Group of Companies, Inc.
909 Third Avenue
New York, New York 10022

      Re: Interpublic Group of Companies, Inc.
            Form 10-K for the Fiscal Year Ended December 31, 2019
            Filed February 21, 2020
            Form 8-K Filed April 22, 2020
            File No. 1-06686

Dear Ms. Johnson:

      We have reviewed your filing and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

      Please respond to these comments within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe our comments apply to your facts and circumstances, please tell us why in your response.

      After reviewing your response to these comments, we may have additional comments.

Form 10-K for the Fiscal Year Ended December 31, 2019

Management's Discussion and Analysis of Financial Condition and Results of Operations
NON-GAAP FINANCIAL MEASURE, page 37

1.   Please tell us your consideration of the guidance in Question 103.01 of the Non-GAAP Compliance and Disclosure Interpretations related to your presentation of EBITA here and EBITDA on page 31 and the exclusion of other expense, net and equity in net income (loss) of unconsolidated affiliates in your calculation of these measures. Also, please tell us your consideration of the guidance in Question 103.02 of the Non-GAAP Compliance and Disclosure Interpretations related to beginning your reconciliation of EBITDA with operating income as opposed to net income.

Consolidated Statement of Cash Flows, page 48

2. Please tell us the nature of the amounts included in investing activities under the line item other investing activities for the year ended December 31, 2019 and your consideration of including these cash flow activities in your Management's Discussion and Analysis.

Consolidated Statement of Stockholders' Equity, page 49

3. We note your disclosure in the last paragraph of page 65 that any adjustments to the redeemable non-controlling interest impact retained earnings or additional paid in capital, except for foreign currency translation adjustments. Please tell us the nature of the differences in amounts in the table on top of page 66 and amounts presented in the consolidated statements of stockholders equity for the years presented.

Note 9 Income Taxes, page 70

4. Please tell us how to reconcile the net deferred tax (liabilites) assets disclosed on page 70 with amounts disclosed in your balance sheets.

Form 8-K filed April 22, 2020

Exhibit 99.1
Reconciliation of Adjusted Results, page 7

5. Please tell us your consideration of the guidance in Question 102.10 of the Non-GAAP Compliance and Disclosure Interpretations related to your presentation of full non-GAAP income statements when reconciling non-GAAP measures in your earnings releases.

We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

You may contact Tony Watson at (202) 551-3318 or Donna Di Silvio at (202) 551-3202 if you have questions regarding comments on the financial statements and related matters.

Sincerely,

Division of Corporation Finance
Office of Trade & Services